Mercedes-Benz Auto Receivables Trust 2013-1

Investor Report

Collection Period Ended   31-May-2015

Amounts in USD

Dates

Collection Period No.	23			
Collection Period (from... to)	1-May-2015	31-May-2015		
Determination Date	11-Jun-2015			
Record Date	12-Jun-2015			
Distribution Date	15-Jun-2015			
Interest Period of the Class A-1 Notes (from... to)	15-May-2015	15-Jun-2015	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2015	15-Jun-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	275,500,000.00	210,043,054.43	191,667,147.16	18,375,907.27	66.700208	0.695707
Class A-4 Notes	115,000,000.00	115,000,000.00	115,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**975,000,000.00**	**325,043,054.43**	**306,667,147.16**	**18,375,907.27**		

Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45
Adjusted Pool Balance	999,950,218.09	350,041,809.88	331,665,902.61
Yield Supplement Overcollateralization Amount	38,846,335.94	13,166,328.44	12,391,804.59
Pool Balance	**1,038,796,554.03**	**363,208,138.32**	**344,057,707.20**

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.780000%	136,527.99	0.495564	18,512,435.26	67.195772
Class A-4 Notes	1.130000%	108,291.67	0.941667	108,291.67	0.941667
Total		**$244,819.66**		**$18,620,726.93**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	19,019,873.22	(1) Total Servicing Fee	302,673.45
Interest Collections	791,902.55	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	-48.84	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	103,396.46	(3) Interest Distributable Amount Class A Notes	244,819.66
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	742.89	(6) Regular Principal Distributable Amount	18,375,907.27
Available Collections	19,915,866.28	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**19,915,866.28**	(9) Excess Collections to Certificateholders	992,465.90
		Total Distribution	**19,915,866.28**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	302,673.45	302,673.45	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	244,819.66	244,819.66	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	136,527.99	136,527.99	0.00
thereof on Class A-4 Notes	108,291.67	108,291.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	244,819.66	244,819.66	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,375,907.27	18,375,907.27	0.00
Aggregate Principal Distributable Amount	18,375,907.27	18,375,907.27	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	84.94
minus Net Investment Earnings	84.94
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	84.94
Net Investment Earnings on the Collection Account	657.95
Investment Earnings for the Collection Period	742.89

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	363.208.138.32	21.013
Principal Collections	12,118,589.27	
Principal Collections attributable to Full Pay-offs	6,901,283.95	
Principal Purchase Amounts	0.00	
Principal Gross Losses	130,557.90	
Pool Balance end of Collection Period	344,057,707.20	20,459
Pool Factor	33.12%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.76%
Weighted Average Number of Remaining Payments	50.26	31.53
Weighted Average Seasoning (months)	12.41	32.88

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	340,685,034.01	20,313	99.02%
31-60 Days Delinquent	2,664,544.93	113	0.77%
61-90 Days Delinquent	491,295.90	24	0.14%
91-120 Days Delinquent	216,832.36	9	0.06%
Total	344,057,707.20	20,459	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	130,557.90
Principal Net Liquidation Proceeds	0.00
Principal Recoveries	102,351.41
Principal Net Losses	28,206.49
Cumulative Principal Net Losses	2,637,846.99
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.254%